UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30169 / August 15, 2012

_____

In the Matter of	:
	:
Credit Suisse Asset Management, LLC	:
Credit Suisse Commodity Return Strategy Fund	:
Credit Suisse Opportunity Funds	:
Credit Suisse Trust	:
Credit Suisse Securities (USA) LLC	:
One Madison Avenue	:
New York, NY 10010	:
	:
(812-13966)	:

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(c) OF
THE ACT GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Credit Suisse Asset Management, LLC, Credit Suisse Commodity Return Strategy Fund,
Credit Suisse Opportunity Funds, Credit Suisse Trust and Credit Suisse Securities (USA)
LLC filed an application on September 30, 2011, and amendments to the application on
June 26, 2012 and July 27, 2012, requesting an order under section 12(d)(1)(J) of the
Investment Company Act of 1940 (the "Act") granting an exemption from sections
12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act granting an
exemption from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act
granting an exemption from rule 12d1-2(a) under the Act. The order would (a) permit
certain registered management investment companies to acquire shares of certain
registered open-end management investment companies that are outside the same group of
investment companies as the acquiring investment companies, and (b) permit funds of
funds relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On July 20, 2012, a notice of the filing of the application was issued (Investment Company
Act Release No. 30144). The notice gave interested persons an opportunity to request a
hearing and stated that an order granting the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered
a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Credit Suisse Asset Management, LLC, Credit Suisse Commodity Return Strategy Fund, Credit Suisse Opportunity Funds, Credit Suisse Trust and Credit Suisse Securities (USA) LLC (File No. 812-13966) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary